FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

Fosters Brewing

82-1711

FOSTER'S
GROUP
Inspiring Global Enjoyment

6 January, 2004

Companies Announcement Office
Australian Stock Exchange
20 Bridge Street
Sydney NSW 2000

04012320

SUPPL

OFF-MARKET SHARE BUY-BACK LETTERS TO SHAREHOLDERS

In accordance with Listing Rule 3.17, attached are copies of letters that are being sent to shareholders as appropriate in respect of the off-market share buy-back.

Robert Dudfield
Assistant Company Secretary

dlw 1/22

FOSTER'S GROUP LIMITED
ABN 49 007 620 886

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries 1300 134 708
or 61 3 9649 5022
Facsimile 61 3 9473 2469
web.queries@computershare.com.au
www.computershare.com

Payment Date
6 January 2004
Securityholder Reference Number
I 1234567890

FOSTER'S GROUP LIMITED ("Foster's"): BUY- BACK OF ORDINARY SHARES

Thank you for your participation in the recent Foster's Buy-Back.

This advice sets out the consideration for your Foster's shares that have been bought back by Foster's under its off-market share buy-back (**"Buy-Back"**).

The Buy-Back Price (determined on 21 December 2003) was $4.00 per Foster's share bought back by Foster's on 22 December 2003. For income tax purposes, this payment comprises a capital component of $1.81 and a fully franked dividend of $2.19. The details of the dividend are provided in the table attached. Full details of the buy-back price and capital management activity have been included on the back of this notice.

Your Buy-Back proceeds have been paid by direct credit to the bank account mentioned below. We recommend you keep this statement, as you will need it to complete your tax return.

Class Description	Capital Component of Buy-Back (Per Share)	Number of Foster's Shares Entitled to participate in the Buy-Back	Number of Foster's Shares Bought Back in the Buy-Back	Capital Component of Shares Bought Back
ORDINARY SHARES	$1.81			

Class Description	Fully Franked Dividend (Per Share)	Number of Foster's Shares Bought Back in the Buy-Back	Franked Amount	Imputed Credit	Total Dividend
ORDINARY SHARES	$2.19				

PAYMENT AMOUNT	

005617 V_008J6C

Foster's Group Limited has completed the first major phase of the Group's planned capital management activities with the off-market share Buy-Back of 167.1 million Foster's ordinary shares. This represented 8.2% of Foster's issued shares (the lowest number of Foster's total issued shares during the last 12 months), at a price of $4.00 per share. The total amount of capital repurchased by Foster's under the Buy-Back was $668.4 million and in conjunction with the on-market repurchase of 14.7 million shares in October and November, takes the total equity repurchased to 8.9% of Foster's issued shares.

Shareholders will receive $4.00 for each share bought back. The number of shares bought back from each shareholder was determined on the following basis:

- 100% of those shares tendered at $4.00 or as a final price tender have been bought back; and
- no shares tendered at prices above $4.00 have been bought back.

Further Capital Management Activities

Foster's announced on 22 December 2003 the re-commencement of an on-market share buy-back, suspended during the period of the off-market buy-back, to allow the Company to repurchase up to an additional 23 million shares. On completion of the on-market buy-back, Foster's will have re-purchased a total of 10% of the Company's issued shares.

The Corporations Act requires companies to seek specific shareholder approval where a repurchase of shares above 10% of issued shares is sought in a 12 month period. Accordingly, Foster's has also announced its intention to seek shareholder approval, by means of a Shareholders' Meeting in mid March 2004, to repurchase above the 10% in 12 months (10/12) limit imposed by the Corporations Act.

Subject to shareholder approval and market conditions, it is Foster's intention, as part of current capital management activities, to re-purchase up to an additional 100 million shares through a further on-market share buy-back. Additionally, the company will have the scope to engage in normal ongoing capital management activities, in relation to neutralising the effect of shares issued as part of its dividend re-investment plan and employee share scheme, as well as the flexibility for additional on-market activity should this be appropriate.

Details on the nature of the shareholder approvals to be sought and the date and venue for the Shareholders' Meeting will be provided shortly.

Should you have any queries in relation to the Buy-Back, please contact the Foster's Buy-Back enquiry line on 1300 134 708 or +61 3 9649 5022. Alternatively you can visit the Foster's website at www.fostersgroup.com

Yours faithfully

Frank J Swan
Chairman

FOSTER'S GROUP LIMITED

ABN 49 007 620 886

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries 1300 134 708
or 61 3 9649 5022
Facsimile 61 3 9473 2469
web.queries@computershare.com.au
www.computershare.com

Payment Date
6 January 2004
Securityholder Reference Number
I 1234567890

FOSTER'S GROUP LIMITED ("Foster's"): BUY- BACK OF ORDINARY SHARES

Thank you for your participation in the recent Foster's Buy-Back.

The attached cheque represents the consideration for your Foster's shares that have been bought back by Foster's under its off-market share buy-back (**"Buy-Back"**).

The Buy-Back Price (determined on 21 December 2003) was $4.00 per Foster's share bought back by Foster's on 22 December 2003. For income tax purposes, this payment comprises a capital component of $1.81 and a fully franked dividend of $2.19. The details of the dividend are provided in the table attached. Full details of the buy-back price and capital management activity have been included on the back of this notice.

Please assist us by banking this cheque promptly. We recommend you keep this statement, as you will need it to complete your tax return.

Class Description	Capital Component of Buy-Back (Per Share)	Number of Foster's Shares Entitled to participate in the Buy-Back	Number of Foster's Shares Bought Back in the Buy-Back	Capital Component of Shares Bought Back
ORDINARY SHARES	$1.81			

Class Description	Fully Franked Dividend (Per Share)	Number of Foster's Shares Bought Back in the Buy-Back	Franked Amount	Imputed Credit	Total Dividend
ORDINARY SHARES	$2.19				

PAYMENT AMOUNT	

005617 V_008U4C

National National Australia Bank Limited
345 GEORGE STREET BRANCH SYDNEY, NSW

Cheque No.
Date

PAY TO

NOT NEGOTIABLE

$

PAY THE SUM OF

For and on behalf of
COMPUTERSHARE INVESTOR SERVICES
PTY LIMITED ABN 48 078 279 277 NO. 4 ACCOUNT

Security feature included in this cheque is microprint signature line: the absence of which could indicate a fraudulent cheque.

Foster's Group Limited has completed the first major phase of the Group's planned capital management activities with the off-market share Buy-Back of 167.1 million Foster's ordinary shares. This represented 8.2% of Foster's issued shares (the lowest number of Foster's total issued shares during the last 12 months), at a price of $4.00 per share. The total amount of capital repurchased by Foster's under the Buy-Back was $668.4 million and in conjunction with the on-market repurchase of 14.7 million shares in October and November, takes the total equity repurchased to 8.9% of Foster's issued shares.

Shareholders will receive $4.00 for each share bought back. The number of shares bought back from each shareholder was determined on the following basis:

- 100% of those shares tendered at $4.00 or as a final price tender have been bought back; and
- no shares tendered at prices above $4.00 have been bought back.

Further Capital Management Activities

Foster's announced on 22 December 2003 the re-commencement of an on-market share buy-back, suspended during the period of the off-market buy-back, to allow the Company to repurchase up to an additional 23 million shares. On completion of the on-market buy-back, Foster's will have re-purchased a total of 10% of the Company's issued shares.

The Corporations Act requires companies to seek specific shareholder approval where a repurchase of shares above 10% of issued shares is sought in a 12 month period. Accordingly, Foster's has also announced its intention to seek shareholder approval, by means of a Shareholders' Meeting in mid March 2004, to repurchase above the 10% in 12 months (10/12) limit imposed by the Corporations Act.

Subject to shareholder approval and market conditions, it is Foster's intention, as part of current capital management activities, to re-purchase up to an additional 100 million shares through a further on-market share buy-back. Additionally, the company will have the scope to engage in normal ongoing capital management activities, in relation to neutralising the effect of shares issued as part of its dividend re-investment plan and employee share scheme, as well as the flexibility for additional on-market activity should this be appropriate.

Details on the nature of the shareholder approvals to be sought and the date and venue for the Shareholders' Meeting will be provided shortly.

Should you have any queries in relation to the Buy-Back, please contact the Foster's Buy-Back enquiry line on 1300 134 708 or +61 3 9649 5022. Alternatively you can visit the Foster's website at www.fostersgroup.com

Yours faithfully

Frank J Swan
Chairman

005617 V_008USC

FOSTER'S GROUP LIMITED
ABN 49 007 620 886

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries 1300 134 708
or 61 3 9649 5022
Facsimile 61 3 9473 2469
web.queries@computershare.com.au
www.computershare.com

6 January 2004

FOSTER'S GROUP LIMITED ("Foster's"): SHARE BUY-BACK TENDER

We refer to your participation in the Foster's off-market buy-back tender offer (**"Buy-Back"**), which closed on 19 December 2003. We thank you for your participation in the tender process and provide the following details of the outcome.

Foster's Group Limited has completed the first major phase of the Group's planned capital management activities with the off-market share Buy-Back of 167.1 million Foster's ordinary shares. This represented 8.2% of Foster's issued shares (the lowest number of Foster's total issued shares during the last 12 months), at a price of $4.00 per share. The total amount of capital repurchased by Foster's under the Buy-Back was $668.4 million and in conjunction with the on-market repurchase of 14.7 million shares in October and November, takes the total equity repurchased to 8.9% of Foster's issued shares.

The Buy-Back price of $4.00 was below the price at which you tendered your Foster's shares. As no shares tendered above $4.00 have been bought back, your Tender has been unsuccessful.

Foster's announced on 22 December 2003 the re-commencement of an on-market share buy-back, suspended during the period of the off-market buy-back, to allow the Company to repurchase up to an additional 23 million shares. On completion of the on-market buy-back, Foster's will have re-purchased a total of 10% of the Company's issued shares.

The Corporations Act requires companies to seek specific shareholder approval where a repurchase of shares above 10% of issued shares is sought in a 12 month period. Accordingly, Foster's has also announced its intention to seek shareholder approval, by means of a Shareholders' Meeting in mid March 2004, to repurchase above the 10% in 12 months (10/12) limit imposed by the Corporations Act.

Subject to shareholder approval and market conditions, it is Foster's intention, as part of current capital management activities, to re-purchase up to an additional 100 million shares through a further on-market share buy-back. Additionally, the company will have the scope to engage in normal ongoing capital management activities, in relation to neutralising the effect of shares issued as part of its dividend re-investment plan and employee share scheme, as well as the flexibility for additional on-market activity should this be appropriate.

Details on the nature of the shareholder approvals to be sought and the date and venue for the Shareholders' Meeting will be provided shortly.

Should you have any queries in relation to the Buy-Back, please contact the Foster's Buy-Back enquiry line on 1300 134 708 or +61 3 9649 5022. Alternatively you can visit the Foster's website at www.fostersgroup.com

Yours faithfully

Frank J Swan
Chairman

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**1-Oct-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day 5-Jan-04
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	16,960,283	1,400,000
4	Total consideration paid or payable for the shares	$76,619,836	$6,279,102

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.59 date: 31-Oct-03 lowest price paid: $4.42 date: 15-Oct-03	highest price paid: $4.50 lowest price paid: $4.48 highest price allowed under rule 7.33: $4.71

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	19,326,300

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 6-Jan-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

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